UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number of the issuing entity: 333-139609-04

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2010-1

(Exact name of issuing entity as specified in its charter)

Commission file number of depositor: 333-139609

SANTANDER DRIVE AUTO RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

SANTANDER CONSUMER USA INC.

(Exact name of sponsor as specified in its charter)

c/o Santander Drive Auto Receivables LLC

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 292-1930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Asset Backed Notes

Class A-2 Asset Backed Notes

Class A-3 Asset Backed Notes

Class A-4 Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 SANTANDER DRIVE AUTO RECEIVABLES TRUST 2010-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2015

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2010-1 (Issuing Entity)

By: Santander Consumer USA Inc., as Servicer

By:	/s/ Jason Kulas
Name:	Jason Kulas
Title:	President and Chief Financial Officer